Mail Stop 4561

September 23, 2009

Terry G. Bowering, Director
Cyber Informatix, Inc.
10 Cedar Meadow Drive
Regina, Sask., Canada S4X 3J6

      Re: Cyber Informatix, Inc.
                 Form 8-K Filed August 10, 2009
                 File No. 000-53615

Dear Mr. Bowering:

We note that you filed an Item 4.01 Form 8-K/A in response to the issues raised in our letter dated September 1, 2009 however we note that you have not filed a response letter. As previously requested, file a response letter via EDGAR to (1) advise us as to how you intend to address any re-audit requirements and (2) to provide a statement from the Company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (202) 551-3459.

Sincerely,

David Edgar
Staff Accountant